                                                         FILING PURSUANT TO RULE 425 OF THE
                                                         SECURITIES ACT OF 1933, AS AMENDED

                                                         FILER: NORTHROP GRUMMAN CORPORATION

                                                         SUBJECT COMPANY: TRW INC. (NO. 1-2384)

                                                         FILING: REGISTRATION STATEMENT ON FORM S-4
                                                                        (REGISTRATION NO. 333-83672)

NORTHROP GRUMMAN



TRW Proxy Proposals

Safe Harbor Statement

Certain statements and assumptions in these materials contain or are based on "forward-looking" information and involve risks and uncertainties. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the company's control. These include negotiation and completion of a formal transaction agreement, governmental regulatory processes, the company's ability to successfully integrate the operations of TRW, achieve a successful transaction or other resolution with respect to the TRW automotive sector, assumptions with respect to future revenues, expected program performance and cash flows, the outcome of contingencies including litigation, environmental remediation, divestitures of businesses, the ability to reduce the aggregate amount of debt carried by TRW and the company after giving effect to any mergers, divestitures or other transaction involving the companies and anticipated costs of capital investments. The company's operations are subject to various additional risks and uncertainties resulting from its position as a supplier, either directly or as subcontractor or team member, to the U.S. Government and its agencies as well as to foreign governments and agencies; actual outcomes are dependent upon factors, including, without limitation, the company's successful performance of internal plans; government customers' budgetary restraints; customer changes in short-range and long-range plans; domestic and international competition in both the defense and commercial areas; product performance; continued development and acceptance of new products; performance issues with key suppliers and subcontractors; government import and export policies; acquisition or termination of government contracts; the outcome of political and legal processes; legal, financial, and governmental risks related to international transactions and global needs for military aircraft, military and civilian electronic systems and support and information technology; as well as other economic, political and technological risks and uncertainties and other risk factors set out in the company's filings from time to time with the Securities and Exchange Commission, including, without limitation, the company's reports on Form 10-K and Form 10-Q.

Overview

- Strategy
- Business Portfolio
- Offer to TRW Shareholders



NORTHROP GRUMMAN

Northrop Grumman Strongly Repositioned

- Growing Defense Outlook
- Purest Defense Play
- Best Positioned Portfolio
- Premier Systems Integrator
- Experienced Management Team
- Strong Acquisition Integration Track Record
- Solid Financial Performance
- Excellent Prospects for 2002 and Beyond





Focused on Shareholder Value

NORTHROP GRUMMAN

Strong Defense Sector Outlook



US DoD Procurement & RDT&E
$BN
$140
$130
$120
$110
$100
$90
$80
$70
Appropriations
Outlays
*
*
*
1990
1993
1996
1999
2002E
2005E

- **Transforming Technologies Leading to Changes in Tactics, Training and Organization**
- **NOC positioned in Key Areas**
- **8% - 9% CAGR (2000-2005E) in Appropriations and Outlays**

Source: Department of Defense - National Defense Budget

* President's '03 request

NORTHROP GRUMMAN

September 11 Impact


Most Likely Scenarios
Peace
Peace Keeping
Terrorism
Regional Conflict
Major Resurgent Power
GLOBAL FORCE PROJECTION / PRECISION STRIKE
SURVEILLANCE
TARGETING
SURVIVABILITY
INFORMATION WARFARE
HOMELAND SECURITY
MISSILE DEFENSE

- **Increased Requirements for Missile Defense, Global Force Projection and Homeland Security**
- **Budget Allocation for the War on Terrorism Will Be Developing During the Next Year**

NORTHROP GRUMMAN

Precise Alignment With Customer Requirements

Northrop Grumman Core Competencies

- Large-Scale Integrated Systems
- Design and Manufacture of Sophisticated Electronic Sensor Systems
- Naval Shipbuilding & Propulsion Systems
- Air Vehicle Design / Systems Integration
- Stealth Technology
- Information Operations
- Navigation & Guidance Systems

21st Century Defense Needs

GLOBAL FORCE PROJECTION / PRECISION STRIKE

SURVEILLANCE

TARGETING

SURVIVABILITY

INFORMATION WARFARE

HOMELAND SECURITY

MISSILE DEFENSE

Northrop Grumman Programs

Aircraft Carriers, Attack Subs, B-2, F/A-18, F-35, Destroyers, Amphibious Assault Ships

JSTARS, E-2C Surveillance Aircraft, AWACS, Global Hawk

F-22, F-35, F-16, Longbow, B-1B, Air Defense Radars, Litening

Electronic Warfare Aircraft, Radar and IR Jamming Systems

Intelligence, Infrastructure Protection, Information Assurance, Deepwater

SBIRS Low, SBIRS High, Integrated ISR

NORTHROP GRUMMAN

The Persistent Strategy

- Build and Shape a Strategically Focused Portfolio of 'Right-Positioned' Capabilities and Businesses
- Rapid Integration of Acquisitions
- Leverage Capabilities Across the Company
- Constantly Improve Program and Financial Performance

Managed for Shareholder Value Growth

Proven M&A Track Record

- 15 acquisitions integrated since 1994
- Revenue growth from $5 billion to ~$18 billion (2002 Estimated)
- Sold under-performing businesses
- Surpassed cost savings, synergy and debt reduction targets
- On schedule to achieve $250 million annual cost reductions from Litton acquisition by 2004
- Targeting $200 million annual cost reductions from Newport News

Focus on Strategic Vision and Value

Mergers & Acquisitions – Strategy & Value Driven

1994
- **Grumman Corporation** (Integrated Systems)
- **Vought Aircraft** (Aerostructures)

1996
- **Westinghouse Electronic Systems Group** (Electronics)

1997
- **Allied – sold** (Truck Bodies)
- **Logicon** (Information Technology)

1998
- **INRI** (Information Technology)

1999
- **California Microwave** (Electronics)
- **Data Procurement Corporation** (InformationTechnology)
- **Ryan Aeronautical** (Integrated Unmanned Systems)

2000
- **Comptek** (Information Technology)
- **Sterling** (Information Technology)
- **Federal Data** (Information Technology)
- **Navia** (Electronics)
- **Aerostructures – sold**

2001
- **Litton Industries** (Electronics, Information Technology, Ships)
- **Newport News** (Ships)
- **EIS of Aerojet** (Electronics)

Integration Report Card

- **Litton**
  - Management integration complete
  - Final sector stand-ups complete
  - Facilities/cost reductions on track
  - Internal systems (2 – 3 years)
- **Aerojet**
  - Management integration complete
- **Newport News**
  - Management integration complete
  - Final sector stand-up March 2002
  - Cost savings being identified
  - Internal systems (2 – 3 years)
- **Cross-sector Lean Manufacturing Initiatives Implemented**







All Integration Activities are Ahead of Schedule

2001 Was a Transforming Year

- Established Northrop Grumman as Top-Tier Defense Enterprise
- Completed Three Strategic Acquisitions
- Became World's Largest Shipbuilder, #2 IT Supplier to the Federal Government and #1 Airborne Radar Provider
- Products Excelling in Operation Enduring Freedom
- Key Senior Management Appointments
- Joint Strike Fighter and Other Major Wins
- Achieved Strong Financial Performance

Right Place at the Right Time

NORTHROP GRUMMAN

Strategy-Driven Transformation

$5.4B - 1993

~$18B – 2002E


11%
7%
82%
4%
14%
31%
10%
17%
24%
Electronic Systems
Information Technology
Integrated Systems
Ship Systems
Newport News
Component Technologies

NORTHROP GRUMMAN

Major Programs and Markets

Electronic Systems

- F-16
- F-22
- F-35
- BAT
- LAIRCM
- SBIRS High/Low
- Avionics
- Eurofighter
- Surveillance Radars



Information Technology

- DoD
- Intelligence Agencies
  - NSA
  - NRO
- Civil / Federal
- State / Local
- Commercial



Integrated Systems

- F-18
- F-35
- Joint STARS
- E-2C Hawkeye
- B-2
- Global Hawk
- EA-6B / ICAPIII



Ship Systems/ Newport News

- CVN
- SSN
- DDG
- LHD
- LPD
- TAK/R
- Polar Tankers



Component Technologies

- Telecom
- Computers
- Industrial



NORTHROP GRUMMAN

Strategy Has Grown Enterprise Value



Total Enterprise Value = Market Capitalization + Net Debt
• LMT Announces Acquisition of NOC
• Failed LMT Merger
• Commercial Aerostructures Performance (Since Divested)
• Overall Aerospace Industry Stocks Depressed
$ (Billion)
18
16
14
12
10
8
6
4
2
0
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001

Northrop Grumman and TRW

Statements on the following pages represent Northrop Grumman's beliefs based upon analysis of publicly available information, including statements by TRW concerning TRW's expected results and its restructuring plans.

Northrop Grumman & TRW – Advancing Technology's Edge

- **TRW Strengths**
  - Spacecraft Systems – Principal Added Capability
  - Electronic Communications Systems
  - High Energy Lasers
  - Information Technology and Architecture
- **Benefits of Combination**
  - Strong Contributor to Satellite Systems and Missile Defense
  - Stronger Electronics Capabilities
  - Complementary IT Strengths
  - Stronger Competitor to Lockheed Martin, Boeing, Raytheon, BAE Systems, EADS
- **Straightforward Integration– Initially a Separate Sector**
- **$26 - $27 Billion 2003 Estimated Sales**

NORTHROP GRUMMAN

Offer to TRW Shareholders*

- Increased to $53 in Value per Share
- Collar on NOC Between $113 and $123 per Share
- Sell or Spin Automotive Business
- Based on Improved Market Conditions and Available Public Data
- Offer Subject to Due Diligence
- Willing to Pay Full and Fair Price, but No More
- Require Due Diligence to Determine Full and Fair Price

* Expires May 3, 2002

Northrop Grumman Offers 38% Premium Over Last Twelve Months Average Price


60.00
50.00
40.00
30.00
20.00
10.00
0.00
$47 Nominal Value
$53 Nominal Value
WSJ Story on Potential TRW Breakup 2/15/02
Cote Resigns 2/19/02
Cote Elected Chairman 7/25/01
TRW Cuts Dividend and Announces Restructuring 9/6/01
TRW Announces Additional Restructuring 10/18/01
Northrop Grumman Proposal 2/21/02
Northrop Grumman Launches Exchange Offer 3/4/02
1 Feb 01
1 Mar 01
1 Apr 01
1 May 01
1 Jun 01
1 Jul 01
1 Aug 01
1 Sep 01
1 Oct 01
1 Nov 01
1 Dec 01
1 Jan 02
1 Feb 02
1 Mar 02
1 Apr 02

NORTHROP GRUMMAN

TRW's Commitment to and Record of Enhancing Value?

- Value of $1,000 Investment Over Time



One Year Returns
$250
$200
$150
$100
$50
$0
($50)
$234
($13)
NOC
TRW
Two Year Returns
$1,000
$750
$500
$250
$0
($250)
$931
($238)
NOC
TRW
Five Year Returns
$400
$300
$200
$100
$0
($100)
($200)
$346
($142)
NOC
TRW
Ten Year Returns
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$0
$3,967
$1,310
NOC
TRW

TRW Proxy Proposals

- **Special Meeting of Shareholders – April 22, 2002**
  - "Yes" to NOC Proposals Keeps Process Alive
  - Vote to Allow Tender to Proceed
  - "No" Stops Tender
  - Filed Lawsuit Challenging Constitutionality of Ohio Law
- **Annual Shareholder Meeting – April 24, 2002**
  - "Yes" Vote urges BoD to Enter Good Faith Negotiations
  - "No" Vote Relies on BoD's Ability to Successfully Execute Plan and Deliver Value

Proxy Voting Unfair to Shareholders

- **Ohio Law Unfair to Shareholders**
  - Super Poison Pill – Not Subject to Board Fiduciary Duty
  - Interests and Rights of Shareholders Compromised
  - Vote Tainted by Disenfranchising Many Shareholders
  - Vote Outcome Likely to be Decided by Minority
- **TRW Voting Procedure Unfair to Shareholders**
  - Shareholders Required to Understand Bewildering Definition of "Interested" and Certify Status of Their Shares
  - If Certification Not Received, Shares Are Disenfranchised
  - Special Treatment of Retirement Plan Shares – Presumed "Disinterested"
  - Management May Appoint Unidentified Super-Inspector With Power to Override IVS Associates

NORTHROP GRUMMAN

TRW Restructuring Plan – Risky Value Proposition

- **TRW's Plan Optimistically Assumes that:**
  - Aeronautical Systems Will Attract a Premium EBITDA Multiple
  - TRW Will Generate $500 million of Cash in 2002
  - Auto Will Be Spun Off at the Industry Average Multiple
  - Defense Will Trade at a Multiple Comparable to First-Tier Primes
- **Aeronautical Systems Must Be Sold Prior to Separation of Auto**
- **Other Obstacles Post-Restructuring**
  - Assets Available for Sale are Nearly Depleted (RFMD, etc)
  - Earnings Volatility Continues To Be a Drag on Free Cash Flow

TRW's Plan Bears Significant Downside Risk

Aeronautical Systems Requires Premium Valuation



Restructuring Plan
8.8x - 12.0x
12.0x
10.0x
8.0x
6.0x
4.0x
2.0x
Forward Year EBITDA Multiple
6.1x
7.0x
7.5x
8.5x
8.9x
Goodrich Aerospace*
Smiths Acquisition of TI Dowty*
Moog*
Aerospace Suppliers Sector*
UTC Acquisition of Sundstrand*
TRW Aeronautical

* Based on public data and equity research reports (Aerospace Suppliers Sector, Goodrich Aerospace and Moog – Merrill Lynch, 4/2/02; Smiths acquistion of TI Dowty – CSFB, 9/19/00; UTC acquisition of Sundstrand – Morgan Stanley, 2/9/99).

Note: TRW Aeronautical 2002E EBITDA assumed to be $125 million. Assumes valuation range of $1.1 billion (8.8x EBITDA) to $1.5 billion (12.0x EBITDA). Divestiture assumed to have no tax leakage.

TRW Net Debt Reduction


Dollars in Millions
$600
$500
$400
$300
$200
$100
$0
($100)
?
($27)
Cash Generation Required to Effect Restructuring
$500
1999 to 2001
2002E

Note: Based on TRW public disclosures. Excludes effects of identifiable divestitures and acquisitions.

Operations Have Provided No Cash for Debt Reduction

NORTHROP GRUMMAN

TRW Reported Results Mask Operations Decline

- **Operational Results Masked by Asset Sales and Pension Gains**

	1999	2000	2001
Reported Net Income	$469	$438	$68
Net Gain on Asset Sales	(235)	(155)	(294)
Non-cash Pension Income	(192)	(249)	(248)
Tax Effect on Pension @36%	69	90	89
Adjusted Net Income	**$111**	**$124**	**$(385)**

- **Space and Electronics Performance has Deteriorated**

	1999	2000	2001
Revenue	$1,870	$1,880	$2,020
Profit Before Taxes, excl N/R Items	244	164	117
Operating Margin	**13.0%**	**8.7%**	**5.8%**

Need Due Diligence to Understand

NORTHROP GRUMMAN

Significant Downside Risk to TRW Plan
NOC Offer More Valuable and More Certain



$52
$50
$48
$46
$44
$42
$40
$38
Current Market $51
$48
$46
$43

Aeronautical Sale	$1,500MM	$1,100MM	$1,100MM	$1,100MM
2002 Cash Flow / Other	$500MM	$500MM	$250MM	$250MM
Defense Value	12.0x 2001 EBITDA	12.0x 2001 EBITDA	12.0x 2001 EBITDA	11.0x 2001 EBITDA

Note: 2001 EBITDA based on TRW public disclosure. Excludes unusual items and includes corporate expense allocations based on segment profit before tax.
Auto value assumed to be $5.5 billion in all cases based on Merrill Lynch research dated March 18, 2002, for illustrative purposes.

NORTHROP GRUMMAN

Vote "Yes" on Northrop Grumman Proposals to Avoid Possibility of Entrenchment

- **"Yes" Vote is Not Approval of $53 Tender Offer**
- **"Yes" Vote Does Not Obligate to Tender**
- **TRW Operational Performance in Three -Year Decline**
- **Recent TRW "Value Enhancing Actions" are Non-Operational**
- **TRW Management Must Successfully Execute a Plan That Will Take Longer and Has Higher Risk**
  - Must First Sell Aerospace at High Price to Retain Investment Grade
  - No CEO to Lead

"Yes" Vote Sends Strong Message to BoD to Negotiate

NORTHROP GRUMMAN

Summary

- Northrop Grumman is Managed for Shareholder Value Growth
- TRW Rounds Out Portfolio and Benefits Shareholders
- Willing to Pay Full and Fair Value, but No More
- Need TRW Shareholder Support and "Yes" Votes on April 22 and April 24







NORTHROP GRUMMAN

The directors, certain executive officers and other employees and representatives of Northrop Grumman may be deemed to be participants in the solicitation of proxies of TRW shareholders in connection with shareholder proposals relating to the proposed acquisition of TRW to be brought before meetings of TRW shareholders. Information concerning such potential participants will be set forth in Northrop Grumman's proxy materials relating to such shareholder meetings when they become available, and copies will be available at no charge at the SEC's website at WWW.SEC.GOV.

These materials constitute neither an offer to purchase nor a solicitation of an offer to sell shares of TRW Inc. The exchange offer documents (including the Prospectus, the related letters of transmittal and other exchange offer documents, including any amendments or supplements thereto) as well as any related proxy materials filed by Northrop Grumman with the SEC contain important information that should be read carefully before any decision is made with respect to the exchange offer or the voting of TRW shares. These exchange offer documents and proxy materials will be made available at no charge to all TRW stockholders. These exchange offer documents and proxy materials also will be available at no charge at the SEC's website at WWW.SEC.GOV.